EXHIBIT 99.3

 For Immediate Release: NR13-09

EXETER ANNOUNCES JV AGREEMENT FOR WATER EXPLORATION –
UPDATES CASPICHE PROJECT WATER PROGRAM

Vancouver, B.C., June 3, 2013 Exeter Resource Corporation (NYSE-MKT:XRA, TSX:XRC, Frankfurt:EXB – “Exeter” or the “Company”), is pleased to announce that its Chilean subsidiary, Minera Eton, has entered into a joint venture agreement (JV) with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (TSXV:ATM). The JV covers the potential exploration for subsurface water associated with tenement applications, Cuenca Two and Laguna Verde, located in northern Chile. Each company will own a 50% interest in each water tenement that is granted and will incur 50% of the costs associated with exploration.

President and CEO Wendell Zerb states, “This agreement between Exeter and Atacama Pacific allows our two companies to combine and share two water tenements currently under application. The JV brings two significant benefits: firstly it reduces financial risk through the 50/50 cost sharing arrangement, and secondly it brings together our respective water exploration skills.”

To view a location map of Exeter’s water exploration tenements and applications click here.

Exeter Standalone (100%) Water Projects

Cuenca One

In March 2013 Exeter announced that it had completed its first water exploration drill hole to test a potential aquifer located within the Cuenca One tenement. Water was encountered in drilling and preliminary air lift tests were conducted to establish the initial characteristics and significance of the water encountered.

A second exploration drill hole sited approximately 1,200 metres northwest of the first drill hole, encountered both similar lithologies and water. Air lift tests completed on this hole provided similar water flows as the first drill hole. The water levels in each of the holes returned to original levels within minutes of the termination of the air lift tests, suggesting the potential for positive recharge within the aquifer.

With the onset of winter weather conditions Exeter terminated drilling for the season and passed the data to our consultants for their evaluation. The objective is to be advised on the size, continuity and transmissivity of the aquifer ahead of a decision to conduct further drilling.

Cuenca Three

Exeter completed approximately 25 line-kilometres of TEM geophysics at its Cuenca Three tenement, a 34,000 hectare water exploration concession located 70 kilometres north of Cuenca One. The geophysical program successfully identified potential aquifers that extend from near surface to significant depths. Exeter’s consultants are reviewing the work to determine the highest priority zones for drill testing.

Intention to relinquish Laguna Verde Option for Surface Water Rights

Based on new opportunities related to securing subsurface water rights in the Laguna Verde area, Exeter intends to relinquish its option over surface water rights at this site. The Laguna Verde surface water forms part of the Rio Peñas Blancas and Rio Aguas Dulces catchments. The Company believes that sustainable harvesting of subsurface water that has little or no impact on surface water availability has significantly better prospects for approval and exploitation than surface flows at Laguna Verde. Consequently the Company will focus on subterranean aquifers.

Program for 2013/2014 Season

The 2013/2014 water exploration season is expected to begin late November 2013. Detailed exploration plans are expected to be finalized upon receipt of, and assessment of all available water tenement data.

The objective of Exeter’s water program is to identify, evaluate, and secure water sources to support a potential initial heap leach gold stage and a follow-on gold-copper sulphide stage of mining at Caspiche. Preliminary, internal studies relating to developing Caspiche as a smaller scale, staged mine indicate potential for a significantly lower water requirement.

About Exeter

Exeter is a Canadian mineral exploration and development company. Its principal focus is the advancement of its 100% owned Caspiche gold-copper project in Chile. The Company has completed pre-feasibility studies that demonstrate the potential for commercializing the deposit.

Caspiche is one of the largest undeveloped gold-copper deposits in the Americas. It is situated in the Maricunga gold district, between the Maricunga mine (Kinross Gold Corp.) and the Cerro Casale gold-copper deposit (Barrick Gold Corp. and Kinross Gold Corp.).

The Company is currently drilling the first of two gold properties (Angeles and La Buena respectively) in Mexico. Exeter continues to review industry wide exploration/development opportunities.

The Company currently has cash reserves of CAD$47 million and no debt.

EXETER RESOURCE CORPORATION
Wendell Zerb, P. Geol
President and CEO
For further information, please contact: Wendell Zerb, CEO or Rob Grey, VP Corporate Communications Tel: 604.688.9592 Fax: 604.688.9532 Toll-free: 1.888.688.9592	Suite 1660, 999 West Hastings St. Vancouver, BC Canada V6C 2W2 exeter@exeterresource.com

Safe Harbour Statement – This news release contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including in relation to the Company’s belief as to the extent and timing of its drilling programs, various studies including pre-feasibility studies, engineering, environmental, infrastructure and other studies, and exploration results, budgets for its exploration programs, the potential tonnage, grades and content of deposits, timing, establishment and extent of resources estimates, potential for financing its activities, potential production from and viability of its properties, availability of water, power, surface rights and other resources, permitting submission and timing, potential to acquire new projects and expected cash reserves. These forward-looking statements are made as of the date of this news release. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements. Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties, including those described in the Company’s Annual Information Form for the financial year ended December 31, 2012 dated April 1, 2013 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term “resource” does not equate to the term “reserve”. The Securities Exchange Commission’s (the “SEC”) disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards, unless such information is required to be disclosed by the law of the Company’s jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

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